

Update Dec 28, 2022

Keepers connects short term rental hosts to vetted housekeepers and automates the housekeeping booking process for short term rentals via an on-demand marketplace app. Keepers allows professional and gig economy housekeepers to be their own boss and increase their earning potential. Keepers provides hosts certainty by eliminating the stress and hassle of finding a reliable cleaning service, payment negotiations, and facilitating communications and quality control. **Keepers is a woman-owned Delaware C-Corp and is launching on the Apple and Google Play Store.**

- **Help Wanted/Asks:**
    - Connection to VRBO integrations team, Vacasa, Evolve
    - Properties!!!!!
    - Investors
- **Highlights:**
    - ## $$$$$ Keepers is making revenue $$$$$
    - Our Crowdfunding is still open **Keepers Crowdfunding**
    - We are starting to backlog properties so when we are ready they will have full access and we can start cleaning their properties
    - **We completed the integration paperwork for Vacasa and Evolve, two of the nations leading property management companies**
    - Keepers podcast is out, view here **Keepers Podcast**
- **Lowlights:**
    - We are working on platform bugs, we knew it would happen, and are fixing
    - We need skilled tech staff and finding people is difficult
    - We still have not found a Customer Relationship Leader, ideally we wanted this position filled for live MVP launch
- **Product:**
    - Webpage is currently being worked on
    - We are adding the host side link to the APP and will eventually have the host side in App store
    - Still MVP stage and working on issues as they come up since users are actively using Keepers
- **KPIs/Core Metrics:**
    - Sign up Properties in Anchorage outside of PM company for scaling after launch and things worked out

- First revenue earned 12/15/2022
- Become a partner with AirBNB by end of 2023
- Full platform (out of MVP) by Q2 2023

Business Development:
- Where should Keepers expand to next? -We know but what are your suggestions?
- Signed up for SXSW pitching, they will notify people January 6th
- Signed up for Techstars, have not heard back from techstars yet
- Reaching out to the top property management companies in Alaska, if you know people with properties or property management companies please provide an introduction
- Continue to sign up Housekeeper users, currently have Anchorage, Eagle River, Fairbanks, Juneau, Wasilla, Palmer
- Working with insurance to provide as needed insurance for Housekeepers as soon as they enter a property, this has to be created as there is nothing currently on the market for this.
- Attending a large vacation rental conference in April
- Integration paperwork has been completed for Vacasa
- Integration paperwork has been completed for Evolve

Hiring:
- Housekeepers - 1099 in Alaska
- Customer Relationship and Sales individual in Anchorage (Any recommendations welcome)- still
- Fullstack tech engineer for our frontend

Financing:
- Our Pre-Seed funding is open, please connect us with investors who our product will fit with
- We opened our Crowdfunding campaign Keepers Crowdfunding and are excited to welcome everyone to invest in us, current at $24K
- Received back signed investment agreements!
- Entering into Due Diligence with multiple investment firms

Kudos:
- Thank you Triston for all your hard work developing Keepers backend
- Thank you everyone who has helped and believed in my dream. This year has been wild, Keeprs could not have went from an idea to a business doing revenue, with an app in the app stores without the support, and without my team. 2022 has been an amazing year for Keepers and I know 2023 will bring greatness to Keepers, hopefully you stick with our journey and watch us grow throughout the US!







Carleena Andrepont

Founder & CEO

337-257-5996

c.andrepont@usekeepers.com

www.usekeepers.com

314 Jefferson St, Lafayette, LA 70501
https://calendly.com/c-andrepont



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